Exhibit 13(a)(4)

Change in Independent Registered Public Accounting Firm

The Audit Committee (the “Committee”) of the Board of Directors of Daxor Corporation (the “Company”) recently conducted a competitive selection process to determine the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. The Committee invited several public accounting firms to participate in this process. As a result of this process, the Committee approved the appointment of Citrin Cooperman & Company, LLP (“Citrin Cooperman”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2023. This action replaces Baker Tilly US LLP (“Baker Tilly”) as the Company’s independent registered public accounting firm as of January 12, 2024.

The reports of Baker Tilly on the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. In connection with the audit of the Company’s consolidated financial statements for the fiscal years ended December 31, 2022 and 2021, there were no disagreements with Baker Tilly on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Baker Tilly, would have caused Baker Tilly to make reference to the matter in their report. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the fiscal years ended December 31, 2022 and 2021, or in the subsequent period through January 12, 2024.

The Company has provided a copy of the foregoing disclosures to Baker Tilly and requested that Baker Tilly furnish it with a letter addressed to the Securities and Exchange Commission stating whether Baker Tilly agrees with the above statements. A copy of Baker Tilly’s letter, dated February 28, 2024 is filed herewith.

During the fiscal years ended December 31, 2022 and 2021 and in the subsequent interim period through January 12, 2024, the Company has not consulted with Citrin Cooperman with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

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[Letter]

February 28, 2024

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Dear Ladies and Gentlemen:

We are the former independent registered public accounting firm for Daxor Corporation (the “Company”). We have read the statements made by Daxor Corporation (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 13(a)(4) of Daxor Corporation’s Form N-CSR. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ Baker Tilly, LLP